UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December, 2024

Commission file number: 001-41788

Lithium Americas Corp.

(Translation of Registrant’s name into English)

3260 - 666 Burrard Street

Vancouver, British Columbia,

Canada V6C 2X8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8 to this Form 6-K of Lithium Americas Corp. (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statements on Form F-3 (File No.  333-274883) and Form S-8 (File No.  333-274884) of the Company, as amended or supplemented, and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description

99.1	Amended and Restated Limited Liability Company Agreement of Lithium Nevada Ventures LLC, dated effective as of December 20, 2024.

99.2	Management Services Agreement, dated December 20, 2024, by and among LAC Management LLC, Lithium Nevada Ventures LLC, Lithium Nevada LLC and for the purposes set forth therein, Lithium Americas Corp.

99.3	Assignment of Offtake Agreement, dated October 28, 2024, by and among Lithium Americas Corp., Lithium Nevada Corp. and General Motors Holdings LLC.

99.4	First Amendment to Lithium Offtake Agreement, dated October 28, 2024, by and among Lithium Americas Corp., Lithium Nevada Corp. and General Motors Holdings LLC.

99.5	Direct Agreement, dated October 28, 2024, by and among General Motors Holding LLC, Lithium Nevada Corp., Lithium Americas Corp. and Citibank, N.A.

99.6	Second Amendment to Lithium Offtake Agreement, dated December 20, 2024, by and among Lithium Americas Corp., Lithium Nevada LLC, and General Motors Holdings LLC.

99.7	Lithium Offtake Agreement (Phase Two), dated December 20, 2024, by and among General Motors Holdings LLC, Lithium Americas Corp. and Lithium Nevada LLC.

99.8	Direct Agreement, dated December 20, 2024, by and among General Motors Holdings LLC, Lithium Nevada LLC, Lithium Americas Corp. and Citibank, N.A.

99.9	News Release dated December 23, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Americas Corp.

(Registrant)

By:	/s/ Jonathan Evans
Name:	Jonathan Evans
Title:	Chief Executive Officer

Dated: December 23, 2024

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